Exhibit 99.6

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use of our name in the Annual Report on Form 40-F (the "Annual Report") of Enerplus Resources Fund (the "Registrant") and to the use of our name in the Registrant's Annual Information Form dated March 13, 2008 for the year ended December 31, 2007 which document makes reference to our firm and our reports entitled (i) "Joslyn Creek Evaluation Effective December 31, 2007" dated February 6, 2008, evaluating the Registrant's bitumen reserves effective December 31, 2007, and (ii) "EnerMark Inc. - Oil Sands Resources Summary" dated February 22, 2008, evaluating the Registrant's contingent and prospective bitumen resources effective December 31, 2007.

Calgary, Alberta, Canada March 18, 2008	GLJ PETROLEUM CONSULTANTS LTD. /s/ Dana B. Laustsen Dana B. Laustsen, P. Eng. Executive Vice-President